Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

December 8, 2009

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Miller Thomson, Attn:  Mr. Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of OCTOBER 2009

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Oromin Explorations Ltd. – News Release dated October 7, 2009,

➢

Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report,

➢

Oromin Explorations Ltd. – Interim Consolidated Financial Statements for the period ended August 31, 2009, SEDAR filed on October 15, 2009,

➢

Oromin Explorations Ltd. – News Release dated October 19, 2009,

➢

Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)

Date: December 8, 2009	By:	“Chet Idziszek”
Chet Idziszek

	Its:	President
(Title)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
October 7, 2009	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

EXPLORATION CONTINUES TO PROVIDE ENCOURAGING RESULTS

FROM VARIOUS SABODALA PROPERTY DEPOSITS AND PROSPECTS

HIGHLIGHTS

➢

TRENCH RESULTS FROM KOBOKOTO ALPHA INCLUDE:

o

483.7 g/t gold over 6 metres

➢

DRILLING AT THE EPSILON DEPOSIT CONTINUES TO INTERSECT HIGHER GRADE MINERALIZATION INCLUDING:

o

196.3 g/t gold over  4 metres near surface in DH-522

o

27.8 g/t gold over  3 metres near surface in DH-520

o

58.1 g/t gold over  1 metres in DH-524

➢

SUCCESSFUL DEEP DRILLING AT THE GOLOUMA WEST DEPOSIT INCLUDES:

o

17.54 g/t gold over 10 metres in DH-539

➢

SUCCESSFUL DEEP DRILLING AT THE GOLOUMA SOUTH DEPOSIT INCLUDES:

o

8.26 g/t gold over 11 metres in DH-519

➢

NEW DISCOVERY AT KOTOUNIOKOLLA WITH ROCK SAMPLE RESULTS UP TO 269.4 G/T GOLD

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (“OJVG”), is pleased to provide an exploration update for the ongoing exploration program at its Sabodala Gold Project in eastern Senegal, West Africa.

Oromin is also pleased to report that Ken Kuchling, P.Eng., has been appointed as Oromin's Vice-President of Engineering.   Mr. Kuchling is a Professional Mining Engineer with 28 years experience in the operations and consulting industries with numerous commodities including gold, diamonds, potash, copper and molybdenum.  Mr. Kuchling has a well-rounded engineering background, consisting of direct involvement in pre-feasibility and feasibility studies, international due diligence reviews, project permitting, mine geology, geotechnical engineering, tailings engineering, mine design and equipment selection.   He holds a Bachelor’s degree in mining engineering from McGill University, a Master’s degree in mining engineering from the University of British Columbia and is a Registered Professional Engineer in Canada.  Mr. Kuchling will oversee the optimization work currently underway as Oromin continues its development of Sabodala.

Recent exploration activities include in-fill and step-out resource drilling at the Epsilon deposit, step-out resource drilling towards delineating underground potential at both Golouma West and Golouma South deposits, trenching at Kobokoto, soil geochemical sampling at various target areas and prospecting at Maki Medina, and the newest discovery at Kotouniokolla.

EPSILON DEPOSIT

Drilling is continuing at the Epsilon deposit where multiple NE and NW trending quartz vein systems have been intersected in trenching and drilling within a surface area of approximately 400 metres by 400 metres.  Drilling to date has intersected the main Epsilon vein systems over a minimum strike extent of 180 metres and consistently to depths of 150-200 metres below surface in multiple zones.  The Epsilon vein systems remain open along strike and to depth.

Significant results from recent drilling at Epsilon are summarized in the following table:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-520	53553N/5410E	030/-45	48-51 incl.49-50	3 1	27.79 67.64
DH-522	53553N/5410E	030/-60	52-56 incl.55-56 124-129 incl.127-129	4 1 5 2	196.27 763.10 3.92 7.56
DH-524	53553N/5410E	030/-75	161-162 170-171	1 1	58.02 3.14
DH-527	53585N/5350N	030/-45	7-8	1	16.74
DH-529	53585N/5350N	030/-60	3-5	2	2.65

Mineralized intervals are based on 1-metre samples utilizing a 1.0 g/t gold cut-off level with a maximum internal dilution of 1 metre.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

A complete table of significant Epsilon drill results is attached in Schedule A.

GOLOUMA WEST AND GOLOUMA SOUTH DEPOSITS

Oromin has recently completed a series of deep drill holes at both the Golouma West and Golouma South deposits targeting higher grade mineralization down-dip from previously defined resources.  These drill holes expand the mineralization beyond the current resource outlines and enhance the underground mining potential at both of these gold deposits.  Significant results available from this recent deep drilling program are summarized in the following table:

Drill Hole	Location	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-516	Golouma South	53116N/5033E	110/-75	207-210 215-218	3 3	4.09 3.53
DH-517	Golouma West	53355N/4658E	015/-70	265-266 275-279 incl.276-277	1 4 1	9.55 6.27 18.59
DH-518	Golouma South	53139N/5051E	110/-67	177-184 191-197 incl.192-193 incl.195-196	7 6 1 1	2.19 3.02 7.89 5.92
DH-519	Golouma South	53163N/4959E	110/-60	262-273 incl.265-272 incl.271-272	11 7 1	8.26 12.24 44.86

Drill Hole	Location	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-521	Golouma West	53356N/4658E	015/-75	298-309 incl.305-309 314-318	11 4 4	2.68 4.73 2.13
DH-523	Golouma South	53163N/4959E	110/-67	270-282 incl.275-280	12 5	3.43 5.55
DH-526	Golouma West	53355N/4634E	015/-70	302-305	3	9.94
DH-528	Golouma South	53095N/5008E	110/-60	200-204	4	12.52
DH-539	Golouma West	53299N/4673E	015/-67	311-321 incl.314-319 incl.315-317 326-327	10 5 2 1	17.54 31.46 65.69 38.96

Mineralized intervals are based on 1-metre samples utilizing a 1.0 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Additional deep drilling is scheduled towards better defining the underground mining potential at both Golouma West and Golouma South.

MASATO DEPOSIT

A number of drill holes completed along the strike length of the near surface Masato oxide deposit were drilled to provide detailed Specific Gravity Determination values and assist with geological interpretation of the oxide zones previously identified.  This set of in-fill core holes provided some very encouraging interval widths and grades.  Material from these drill holes has been collected under the supervision of Ausenco Minerals Canada Ltd. and submitted for detailed metallurgical test work focusing on the heap leach amenability for the Masato oxide resource.  Significant results from these drill holes are summarized in the following table:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-452	60008N/4839E	110/-50	17-25	8	2.75
DH-454	60337N/4898E	100/-55	9-36	27	2.85
DH-457	60339N/4878E	100/-50	23-58	35	1.91
DH-460	60365N/4903E	100/-50	7-18 27-39 incl.35-36	11 12 1	2.60 3.98 36.35
DH-461	60431N/4894E	100/-50	6-38 incl.10-19 41-50 incl.42-43	32 9 9 1	1.13 2.06 2.77 11.18
DH-463	60432N/4980E	240/-50	89-91	2	6.24
DH-465	59810N/4700E	110/-50	51-62	11	2.61
DH-467	59730N/4690E	110/-60	0-3	3	2.66
DH-469	59626N/4617E	110/-50	3-12 incl.7-11 48-51 55-63	9 4 3 8	2.60 4.74 1.59 1.58

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-471	59585N/4615E	110/-45	28-49 incl.38-43	21 5	1.47 2.87
DH-472	59550N/4595E	110/-50	9-12	3	1.59
DH-473	59524N/4550E	110/-50	0-4 20-42 incl.36-38 69-76	4 22 2 7	1.26 5.78 48.54 1.63
DH-474	59700N/4650E	110/-50	32-64 incl.32-34 and 54-57	32 2 3	1.32 4.36 3.10
DH-475	59265N/4553E	110/-55	34-44 incl.36-38 54-57 64-68	10 2 3 4	2.76 5.67 2.61 1.48
DH-478	59184N/4544E	110/-50	10-15 incl.10-11 63-83 incl.72-73	5 1 20 1	2.14 7.32 3.08 31.82

Mineralized intervals are based on 1-metre samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 4 metres.  No cutting of gold assays has been employed for reported intervals. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

REGIONAL EXPLORATION

KOBOKOTO ALPHA PROSPECT

The Kobokoto Alpha prospect is presently defined by a >100 ppb gold-in-soil geochemical anomaly, displaying both NW and NE trending structures, over a 150-metre by 600-metre area.  This target demonstrates one of the highest grade gold-in-soil anomalies anywhere on the OJVG Sabodala Property,  with 15 soil samples in excess of 1.0 g/t gold including high values 10.8 g/t, 12.1 g/t and 29.3 g/t gold.

A series of excavator trenches completed over the Kobokoto Alpha anomaly has verified the two structural orientations.  Two trenches in particular, TRX-316 and TRX-317, have both successfully intersected an undrilled NW-trending mineralized zone as follows:

•

TRX-316

2.91 g/t gold over 9 metres (including 6.66 g/t gold over 3 metres)

•

TRX-317

483.7 g/t gold over 6 metres (including 1,419 g/t gold over 2 metres)

Drilling is now under way at the Kobokoto Alpha Prospect.

NEW DISCOVERY – KOTOUNIOKOLLA

Recent prospecting has identified a new gold discovery, Kotouniokolla, located approximately 3.5 kilometres southwest of the Golouma South deposit. A detailed soil sampling grid over this area has outlined a >100 ppb gold-in-soil anomaly measuring 250 metres in a NW-SE orientation and 450 metres in a NE-SW orientation.  A total of ten rock samples, collected along an approximate 150-metre extent at Kotouniokolla, have returned favourable results including high values of up to 4.05 g/t gold, 5.42 g/t gold, 29.51 g/t gold and 269.4 g/t gold.  The range of the results from these ten samples was 0.16 g/t gold to 269.4 g/t gold.

Additional prospecting, trenching and drilling are planned for the next phase of evaluation at Kotouniokolla.

Doug Turnbull, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, has verified the data disclosed in this news release.  William Bond, P. Geo., also a “qualified person” for the purposes of National Instrument 43-101, has supervised geologic field procedures.  TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

Oromin also reports that it has granted incentive stock options entitling the purchase of up to 75,000 shares of Oromin under its Stock Option Plan, subject to regulatory approval. The options are exercisable at a price of $0.90 per share until October 7, 2014.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

Schedule A Epsilon Deposit
Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-67	3700N/5415E	150º/-45º	145-147	2	25.07
DH-68	3661N/5462E	150º/-45º	109-110	1	162.30
DH-70	3672N/5518E	182º/-45º	85-87	2	1.91
DH-72	3661N/5462E	182º/-45º	81-84 incl. 81-82	3 1	98.37 289.00
DH-73	3661N/5462E	182º/-60º	162-170 incl. 163-166	8 3	17.61 38.36
DH-76	3700N/5415E	180º/-45º	46-49	3	1.15
DH-456	3528N/5337E	030°/-50°	104-106 incl. 105-106	2 1	13.09 24.78
DH-503	3578N/5390E	030°/-45°	17-20 incl. 18-19 24-25 81-83	3 1 1 2	12.72 30.54 5.08 3.12
DH-504	3578N/5390E	030°/-50°	19-21 33-34	2 1	6.75 15.43
DH-505	3559N/5396E	030°/-45°	40-44 incl. 41-43 94-97 incl. 94-95	4 2 3 1	81.10 160.96 4.65 12.93
DH-512	3559N/5396E	030°/-77°	184-187 incl. 185-186	3 1	5.04 13.39
DH-515	3537N/5384E	030°/-77°	78-82 incl. 80-81 230-231	4 1 1	7.35 22.02 113.90
DH-504	3578N/5390E	030°/-50°	19-21 33-34	2 1	6.75 15.43
DH-505	3559N/5396E	030°/-45°	40-44 incl. 41-43 94-97 incl. 94-95	4 2 3 1	81.10 160.96 4.65 12.93
DH-512	3559N/5396E	030°/-77°	184-187 incl. 185-186	3 1	5.04 13.39
DH-515	3537N/5384E	030°/-77°	78-82 incl. 80-81 230-231	4 1 1	7.35 22.02 113.90
DH-520	53553N/5410E	030/-45	48-50 incl.49-50	3 1	27.79 67.64
DH-522	53553N/5410E	030/-60	52-56 incl.55-56 124-129 incl.127-129	4 1 5 2	196.27 763.10 4.90 7.56
DH-524	53553N/5410E	030/-75	161-162 170-171	1 1	58.02 3.14
DH-527	53585N/5350E	030/-45	7-8	1	16.74
DH-529	53585N/5350N	030/-60	3-5	2	2.62
RC-170	3568N/5486E	030°/-50°	76-79 incl. 76-77	3 1	50.39 122.40
RC-173	3578N/5469E	030°/-50°	69-71 incl. 69-70	2 1	8.08 15.60
RC-174	3560N/5459E	030°/-50°	89-93 incl. 91-92	4 1	12.50 41.19

Schedule A …. continued Epsilon Deposit
Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-175	3573N/5444E	030°/-50°	80-83 incl. 81-82	3 1	10.24 28.33
RC-176	3590N/5454E	030°/-50°	51-56 incl. 54-56	5 2	19.97 49.93
RC-177	3608N/5464E	030°/-50°	38-41 incl. 38-39	3 1	16.33 30.32
RC-267	3568N/5486E	030°/-60°	61-64	3	1.50
RC-268	3568N/5486E	30°/-68°	153-156 159-164 incl. 160-161 167-173 incl. 167-170	3 5 1 6 3	5.00 7.40 29.25 13.08 23.75
RC-578	53553N/5375E	030°/-50°	56-68 incl. 56-63 incl. 60-61 125-127	12 7 1 2	10.20 17.13 107.00 6.83
RC-579	53501N/5345E	030°/-50°	192-204 incl. 195-196 and 199-202 incl. 201-202 209-217 incl. 213-217 incl. 215-216	12 1 3 1 8 4 1	23.53 76.75 60.14 128.90 16.54 32.48 114.40
RC-637	1453565N/815383E	030°/-50°	35-42 36-38	7 2	24.56 83.10
RC-639	1453586N/815370E	030°/-50°	15-22 incl. 15-16 incl. 18-19	7 1 1	4.13 11.44 13.72

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

October 8, 2009

Item 3.

Press Release

October 7, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

Exploration update and appointment of new officer.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 8th day of October, 2009.

OROMIN EXPLORATIONS LTD.

By:	“J. G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
October 7, 2009	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

EXPLORATION CONTINUES TO PROVIDE ENCOURAGING RESULTS

FROM VARIOUS SABODALA PROPERTY DEPOSITS AND PROSPECTS

HIGHLIGHTS

➢

TRENCH RESULTS FROM KOBOKOTO ALPHA INCLUDE:

o

483.7 g/t gold over 6 metres

➢

DRILLING AT THE EPSILON DEPOSIT CONTINUES TO INTERSECT HIGHER GRADE MINERALIZATION INCLUDING:

o

196.3 g/t gold over  4 metres near surface in DH-522

o

27.8 g/t gold over  3 metres near surface in DH-520

o

58.1 g/t gold over  1 metres in DH-524

➢

SUCCESSFUL DEEP DRILLING AT THE GOLOUMA WEST DEPOSIT INCLUDES:

o

17.54 g/t gold over 10 metres in DH-539

➢

SUCCESSFUL DEEP DRILLING AT THE GOLOUMA SOUTH DEPOSIT INCLUDES:

o

8.26 g/t gold over 11 metres in DH-519

➢

NEW DISCOVERY AT KOTOUNIOKOLLA WITH ROCK SAMPLE RESULTS UP TO 269.4 G/T GOLD

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (“OJVG”), is pleased to provide an exploration update for the ongoing exploration program at its Sabodala Gold Project in eastern Senegal, West Africa.

Oromin is also pleased to report that Ken Kuchling, P.Eng., has been appointed as Oromin's Vice-President of Engineering.   Mr. Kuchling is a Professional Mining Engineer with 28 years experience in the operations and consulting industries with numerous commodities including gold, diamonds, potash, copper and molybdenum.  Mr. Kuchling has a well-rounded engineering background, consisting of direct involvement in pre-feasibility and feasibility studies, international due diligence reviews, project permitting, mine geology, geotechnical engineering, tailings engineering, mine design and equipment selection.   He holds a Bachelor’s degree in mining engineering from McGill University, a Master’s degree in mining engineering from the University of British Columbia and is a Registered Professional Engineer in Canada.  Mr. Kuchling will oversee the optimization work currently underway as Oromin continues its development of Sabodala.

Recent exploration activities include in-fill and step-out resource drilling at the Epsilon deposit, step-out resource drilling towards delineating underground potential at both Golouma West and Golouma South deposits, trenching at Kobokoto, soil geochemical sampling at various target areas and prospecting at Maki Medina, and the newest discovery at Kotouniokolla.

EPSILON DEPOSIT

Drilling is continuing at the Epsilon deposit where multiple NE and NW trending quartz vein systems have been intersected in trenching and drilling within a surface area of approximately 400 metres by 400 metres.  Drilling to date has intersected the main Epsilon vein systems over a minimum strike extent of 180 metres and consistently to depths of 150-200 metres below surface in multiple zones.  The Epsilon vein systems remain open along strike and to depth.

Significant results from recent drilling at Epsilon are summarized in the following table:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-520	53553N/5410E	030/-45	48-51 incl.49-50	3 1	27.79 67.64
DH-522	53553N/5410E	030/-60	52-56 incl.55-56 124-129 incl.127-129	4 1 5 2	196.27 763.10 3.92 7.56
DH-524	53553N/5410E	030/-75	161-162 170-171	1 1	58.02 3.14
DH-527	53585N/5350N	030/-45	7-8	1	16.74
DH-529	53585N/5350N	030/-60	3-5	2	2.65

Mineralized intervals are based on 1-metre samples utilizing a 1.0 g/t gold cut-off level with a maximum internal dilution of 1 metre.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

A complete table of significant Epsilon drill results is attached in Schedule A.

GOLOUMA WEST AND GOLOUMA SOUTH DEPOSITS

Oromin has recently completed a series of deep drill holes at both the Golouma West and Golouma South deposits targeting higher grade mineralization down-dip from previously defined resources.  These drill holes expand the mineralization beyond the current resource outlines and enhance the underground mining potential at both of these gold deposits.  Significant results available from this recent deep drilling program are summarized in the following table:

Drill Hole	Location	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-516	Golouma South	53116N/5033E	110/-75	207-210 215-218	3 3	4.09 3.53
DH-517	Golouma West	53355N/4658E	015/-70	265-266 275-279 incl.276-277	1 4 1	9.55 6.27 18.59
DH-518	Golouma South	53139N/5051E	110/-67	177-184 191-197 incl.192-193 incl.195-196	7 6 1 1	2.19 3.02 7.89 5.92
DH-519	Golouma South	53163N/4959E	110/-60	262-273 incl.265-272 incl.271-272	11 7 1	8.26 12.24 44.86

Drill Hole	Location	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-521	Golouma West	53356N/4658E	015/-75	298-309 incl.305-309 314-318	11 4 4	2.68 4.73 2.13
DH-523	Golouma South	53163N/4959E	110/-67	270-282 incl.275-280	12 5	3.43 5.55
DH-526	Golouma West	53355N/4634E	015/-70	302-305	3	9.94
DH-528	Golouma South	53095N/5008E	110/-60	200-204	4	12.52
DH-539	Golouma West	53299N/4673E	015/-67	311-321 incl.314-319 incl.315-317 326-327	10 5 2 1	17.54 31.46 65.69 38.96

Mineralized intervals are based on 1-metre samples utilizing a 1.0 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Additional deep drilling is scheduled towards better defining the underground mining potential at both Golouma West and Golouma South.

MASATO DEPOSIT

A number of drill holes completed along the strike length of the near surface Masato oxide deposit were drilled to provide detailed Specific Gravity Determination values and assist with geological interpretation of the oxide zones previously identified.  This set of in-fill core holes provided some very encouraging interval widths and grades.  Material from these drill holes has been collected under the supervision of Ausenco Minerals Canada Ltd. and submitted for detailed metallurgical test work focusing on the heap leach amenability for the Masato oxide resource.  Significant results from these drill holes are summarized in the following table:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-452	60008N/4839E	110/-50	17-25	8	2.75
DH-454	60337N/4898E	100/-55	9-36	27	2.85
DH-457	60339N/4878E	100/-50	23-58	35	1.91
DH-460	60365N/4903E	100/-50	7-18 27-39 incl.35-36	11 12 1	2.60 3.98 36.35
DH-461	60431N/4894E	100/-50	6-38 incl.10-19 41-50 incl.42-43	32 9 9 1	1.13 2.06 2.77 11.18
DH-463	60432N/4980E	240/-50	89-91	2	6.24
DH-465	59810N/4700E	110/-50	51-62	11	2.61
DH-467	59730N/4690E	110/-60	0-3	3	2.66
DH-469	59626N/4617E	110/-50	3-12 incl.7-11 48-51 55-63	9 4 3 8	2.60 4.74 1.59 1.58

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-471	59585N/4615E	110/-45	28-49 incl.38-43	21 5	1.47 2.87
DH-472	59550N/4595E	110/-50	9-12	3	1.59
DH-473	59524N/4550E	110/-50	0-4 20-42 incl.36-38 69-76	4 22 2 7	1.26 5.78 48.54 1.63
DH-474	59700N/4650E	110/-50	32-64 incl.32-34 and 54-57	32 2 3	1.32 4.36 3.10
DH-475	59265N/4553E	110/-55	34-44 incl.36-38 54-57 64-68	10 2 3 4	2.76 5.67 2.61 1.48
DH-478	59184N/4544E	110/-50	10-15 incl.10-11 63-83 incl.72-73	5 1 20 1	2.14 7.32 3.08 31.82

Mineralized intervals are based on 1-metre samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 4 metres.  No cutting of gold assays has been employed for reported intervals. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

REGIONAL EXPLORATION

KOBOKOTO ALPHA PROSPECT

The Kobokoto Alpha prospect is presently defined by a >100 ppb gold-in-soil geochemical anomaly, displaying both NW and NE trending structures, over a 150-metre by 600-metre area.  This target demonstrates one of the highest grade gold-in-soil anomalies anywhere on the OJVG Sabodala Property,  with 15 soil samples in excess of 1.0 g/t gold including high values 10.8 g/t, 12.1 g/t and 29.3 g/t gold.

A series of excavator trenches completed over the Kobokoto Alpha anomaly has verified the two structural orientations.  Two trenches in particular, TRX-316 and TRX-317, have both successfully intersected an undrilled NW-trending mineralized zone as follows:

•

TRX-316

2.91 g/t gold over 9 metres (including 6.66 g/t gold over 3 metres)

•

TRX-317

483.7 g/t gold over 6 metres (including 1,419 g/t gold over 2 metres)

Drilling is now under way at the Kobokoto Alpha Prospect.

NEW DISCOVERY – KOTOUNIOKOLLA

Recent prospecting has identified a new gold discovery, Kotouniokolla, located approximately 3.5 kilometres southwest of the Golouma South deposit. A detailed soil sampling grid over this area has outlined a >100 ppb gold-in-soil anomaly measuring 250 metres in a NW-SE orientation and 450 metres in a NE-SW orientation.  A total of ten rock samples, collected along an approximate 150-metre extent at Kotouniokolla, have returned favourable results including high values of up to 4.05 g/t gold, 5.42 g/t gold, 29.51 g/t gold and 269.4 g/t gold.  The range of the results from these ten samples was 0.16 g/t gold to 269.4 g/t gold.

Additional prospecting, trenching and drilling are planned for the next phase of evaluation at Kotouniokolla.

Doug Turnbull, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, has verified the data disclosed in this news release.  William Bond, P. Geo., also a “qualified person” for the purposes of National Instrument 43-101, has supervised geologic field procedures.  TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

Oromin also reports that it has granted incentive stock options entitling the purchase of up to 75,000 shares of Oromin under its Stock Option Plan, subject to regulatory approval. The options are exercisable at a price of $0.90 per share until October 7, 2014.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

Schedule A Epsilon Deposit
Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-67	3700N/5415E	150º/-45º	145-147	2	25.07
DH-68	3661N/5462E	150º/-45º	109-110	1	162.30
DH-70	3672N/5518E	182º/-45º	85-87	2	1.91
DH-72	3661N/5462E	182º/-45º	81-84 incl. 81-82	3 1	98.37 289.00
DH-73	3661N/5462E	182º/-60º	162-170 incl. 163-166	8 3	17.61 38.36
DH-76	3700N/5415E	180º/-45º	46-49	3	1.15
DH-456	3528N/5337E	030°/-50°	104-106 incl. 105-106	2 1	13.09 24.78
DH-503	3578N/5390E	030°/-45°	17-20 incl. 18-19 24-25 81-83	3 1 1 2	12.72 30.54 5.08 3.12
DH-504	3578N/5390E	030°/-50°	19-21 33-34	2 1	6.75 15.43
DH-505	3559N/5396E	030°/-45°	40-44 incl. 41-43 94-97 incl. 94-95	4 2 3 1	81.10 160.96 4.65 12.93
DH-512	3559N/5396E	030°/-77°	184-187 incl. 185-186	3 1	5.04 13.39
DH-515	3537N/5384E	030°/-77°	78-82 incl. 80-81 230-231	4 1 1	7.35 22.02 113.90
DH-504	3578N/5390E	030°/-50°	19-21 33-34	2 1	6.75 15.43
DH-505	3559N/5396E	030°/-45°	40-44 incl. 41-43 94-97 incl. 94-95	4 2 3 1	81.10 160.96 4.65 12.93
DH-512	3559N/5396E	030°/-77°	184-187 incl. 185-186	3 1	5.04 13.39
DH-515	3537N/5384E	030°/-77°	78-82 incl. 80-81 230-231	4 1 1	7.35 22.02 113.90
DH-520	53553N/5410E	030/-45	48-50 incl.49-50	3 1	27.79 67.64
DH-522	53553N/5410E	030/-60	52-56 incl.55-56 124-129 incl.127-129	4 1 5 2	196.27 763.10 4.90 7.56
DH-524	53553N/5410E	030/-75	161-162 170-171	1 1	58.02 3.14
DH-527	53585N/5350E	030/-45	7-8	1	16.74
DH-529	53585N/5350N	030/-60	3-5	2	2.62
RC-170	3568N/5486E	030°/-50°	76-79 incl. 76-77	3 1	50.39 122.40
RC-173	3578N/5469E	030°/-50°	69-71 incl. 69-70	2 1	8.08 15.60
RC-174	3560N/5459E	030°/-50°	89-93 incl. 91-92	4 1	12.50 41.19

Schedule A …. continued Epsilon Deposit
Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-175	3573N/5444E	030°/-50°	80-83 incl. 81-82	3 1	10.24 28.33
RC-176	3590N/5454E	030°/-50°	51-56 incl. 54-56	5 2	19.97 49.93
RC-177	3608N/5464E	030°/-50°	38-41 incl. 38-39	3 1	16.33 30.32
RC-267	3568N/5486E	030°/-60°	61-64	3	1.50
RC-268	3568N/5486E	30°/-68°	153-156 159-164 incl. 160-161 167-173 incl. 167-170	3 5 1 6 3	5.00 7.40 29.25 13.08 23.75
RC-578	53553N/5375E	030°/-50°	56-68 incl. 56-63 incl. 60-61 125-127	12 7 1 2	10.20 17.13 107.00 6.83
RC-579	53501N/5345E	030°/-50°	192-204 incl. 195-196 and 199-202 incl. 201-202 209-217 incl. 213-217 incl. 215-216	12 1 3 1 8 4 1	23.53 76.75 60.14 128.90 16.54 32.48 114.40
RC-637	1453565N/815383E	030°/-50°	35-42 36-38	7 2	24.56 83.10
RC-639	1453586N/815370E	030°/-50°	15-22 incl. 15-16 incl. 18-19	7 1 1	4.13 11.44 13.72

OROMIN EXPLORATIONS LTD.

Interim Consolidated Financial Statements

Six months ended August 31, 2009

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim unaudited consolidated financial statements for the period ended August 31, 2009.

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Balance Sheets as at

(Unaudited – Prepared by Management)

		February 28,
	August 31,	2009
	2009	(audited)

ASSETS

Current
Cash and cash equivalents	$8,245,936	$6,550,450
Receivables	119,797	195,379
Investments (Note 5)	95,832	71,874
Prepaid expenses and deposits	24,315	11,122
	8,485,880	6,828,825

Resource properties (Note 6)	47,021,509	40,292,264
Advances to joint venture	9,056,937	1,787,158
Contractor deposit	191,923	222,372
Equipment and fixtures	188,376	213,463
Performance bond – restricted cash	7,421	24,525
	$64,952,046	$49,368,607

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$3,443,907	$2,332,359

Shareholders’ equity
Capital stock (Note 7)
Authorized
An unlimited number of common shares without par value
Issued: 94,642,035 common shares
(February 28, 2009 – 66,067,606)	76,781,596	58,528,199
Contributed surplus (Note 7)	10,930,812	8,475,106
Accumulated other comprehensive income (Note 4)	(275,518)	(299,476)
Deficit	(25,928,751)	(19,667,581)
	61,508,139	47,036,248
	$64,952,046	$49,368,607

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Loss

(Unaudited – Prepared by Management)

	Three months		Three months	Six months	Six months
	Ended		Ended	Ended	Ended
	August 31,		August 31,	August 31,	August 31, 2008
	2009		2008	2009

EXPENSES
Amortization	$12,429		$15,852	$25,087	$16,553
Filing and transfer fees	30,184		17,352	32,336	20,356
Office and rent	13,688		52,001	78,582	94,984
Professional and consulting fees	84,741		164,968	172,873	279,006
Salaries and benefits	292,707		87,253	407,721	133,141
Stock-based compensation	2,456,418		254,230	2,456,418	4,598,369
Travel and public relations	28,227		80,379	115,957	174,674

	(2,918,394)		(672,035)	(3,288,974)	(5,317,083)

OTHER INCOME (EXPENSE)
Impairment provision on oil & gas property (Note 5)	(2,344,086)		-	(2,344,086)	-
Foreign exchange (loss) gain	(429,506)		78,263	(675,430)	(14,816)
Project management fees (reversed)	(90,788)		-	44,784	-
Interest income	1,074		83,654	2,536	261,695
Loss on disposition of investment	-		-	-	(447,458)
	(2,863,306)		161,917	(2,972,196)	(200,579)

Loss for the period	(5,781,700)		(510,118)	(6,261,170)	(5,517,662)

Other comprehensive gain (loss)
Unrealized gain (loss) on securities held for sale (Note 5)	29,947		(83,853)	23,959	(125,284)

Total comprehensive loss for the period	$(5,751,753)	$	(593,971)	$(6,237,211)	$(5,642,946)

Basic and diluted loss per common share	$(0.06)		$(0.01)	$(0.08)	$(0.08)

Weighted average number of shares outstanding	89,050,082		65,209,056	77,858,843	65,145,054

Oromin Explorations Ltd.

(An exploration stage company)

Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three months		Three months	Six months	Six months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	August 31,
	2009	2008	2009	2008
STATEMENT OF DEFICIT
Balance, beginning of period	$20,147,051	$20,100,940	$19,667,581	$15,093,396
Net loss for the period	5,781,700	510,118	6,261,170	5,517,662
Balance, end of period	$25,928,751	$20,611,058	$25,928,751	$20,611,058

STATEMENT OF ACCUMULATED OTHER
COMPREHENSIVE INCOME (LOSS)
Balance, beginning of period	$305,465	$125,284	$299,477	$531,311
Unrealized loss on investments held for sale	-	83,853	-	131,769
Unrealized gain on investments held for sale	(29,947)	-	(23,959)	(6,485)
Realization of loss on investment disposed of (Note 5)	-	-	-	(447,458)

Balance, end of period	$275,518	$209,137	$275,518	$209,137

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

	Three months	Three months	Six months	Six months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	August 31,
	2009	2008	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(5,781,700)	$(510,118)	$(6,261,170)	$(5,517,662)
Items not affecting cash
Stock-based compensation	2,456,418	254,230	2,456,418	4,598,369
Writedown of oil & gas interest	2,344,086	-	2,344,086	-
Loss on disposition of investment	-	-	-	447,458
Amortization	12,429	15,852	25,087	16,553
Foreign exchange loss (gain)	(105)	(4,660)	30,449	(5,641)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(82,640)	318,654	(21,192)	(24,392)
Receivables	51,516	12,196	92,686	(26,894)
Prepaid expenses and deposits	(13,193)	-	(13,193)	-

	(1,013,189)	86,154	(1,346,829)	(512,209)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	18,484,881	93,939	18,484,881	483,098
Proceeds of oil & gas farm-out	1,615,217	-	1,615,217	-
Change in amounts due to (from) joint venture	-	-	-	-

	20,100,098	93,939	20,100,098	483,098

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(7,644,615)	(6,063,915)	(9,788,004)	(10,670,686)
Advance to joint venture	(4,346,667)	-	(7,269,779)	-
Purchase of equipment and fixtures	-	(110,973)	-	(222,165)

	(11,991,282)	(6,174,888)	(17,057,783)	(10,892,851)

Change in cash and cash equivalents	7,095,627	(5,994,795)	1,695,486	(10,921,962)
Cash and cash equivalents - beginning of period	1,150,309	21,212,750	6,550,450	26,139,917

Cash and cash equivalents – end of period	$8,245,936	$15,217,955	$8,245,936	$15,217,955

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the six months ended August 31, 2009

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of exploring its resource properties. The Company’s current mineral and oil and gas exploration activities are in the pre-production stage. Consequently, the Company is defined as an exploration stage Company. The recoverability of the Company’s investments in resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete exploration, and future profitable commercial production or proceeds from the disposition thereof.  These financial statements have been prepared on a going-concern basis, based in part upon the successful financing carried out as set out in Note 7 and upon ongoing activities.

2.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim unaudited consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended February 28, 2009.

3.

SIGNIFICANT ACCOUNTING POLICIES

With the exception of the adoption of new accounting standards described in Note 4, these interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

4.

CHANGES IN ACCOUNTING POLICIES

New accounting policies

Effective with the new fiscal year beginning March 1, 2009, the Company adopted certain new accounting standards issued by the CICA which may impact the Company in the future as follows:

Financial Instruments Disclosures

In March 2007, the C1CA issued Section 3862 Financial Instruments - Disclosures, and Section 3863 Financial instruments - Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance the previous disclosure requirements. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the six months ended August 31, 2009.

Goodwill and Intangible Assets

CICA Handbook Section 3064 Goodwill and Intangible Assets establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC-27, Revenues and Expenses during the pre-operating period.  The adoption of this change has not had a significant impact on the Company’s consolidated financial statements.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the six months ended August 31, 2009

4.

CHANGES IN ACCOUNTING POLICIES (continued)

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board ("AcSB")  confirmed the date for publicly-listed companies to use IFRS replacing Canadian GAAP for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to adopt IFRS for its fiscal year commencing March 1, 2011, and the transition plan will require in 2011 the restatement for comparative purposes onto the IFRS basis of amounts and disclosures reported by the Company for its prior fiscal year, ended February 28, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the complete financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company has to date determined that it expects to be able to carry forward its accounting policies in respect of mineral properties, which are among its most significant accounting policies, unchanged under IFRS.

5.

INVESTMENTS

The Company’s investments consist of 1,197,906 shares of Lund Gold Ltd. (“Lund”) with a quoted market value at August 31, 2009 of $0.08 per share or $95,832 in the aggregate. The Company classifies these shares as available for sale, and accordingly revaluation gains and losses in fair value are included in other comprehensive income or loss for the period until the asset is removed from the balance sheet. During the period the Company recognized a gain in fair value attributable to the shares of Lund totaling $23,959 credited to other comprehensive gain for the period.

6.

RESOURCE PROPERTIES AND DEFERRED COSTS

		Sabodala, Senegal	Santa Rosa Argentina	Total

Balance, February 28, 2009		$36,759,620	$3,532,644	$40,292,264

Camp operation		838,027	-	838,027
Contractors and geological staff		676,869	-	676,869
Corporate services fee		1,094,300	-	1,094,300
Drilling		2,854,195	1,300,179	4,154,374
Engineering		2,003,817	-	2,003,817
Exploration office		126,562	72,972	199,534
Land and legal		32,322	88,093	120,415
Presumptive income tax		-	17,935	17,935
Sample analysis		730,952	-	730,952
Social programs		161,719	23,547	185,266
Travel and accommodation		242,167	26,966	269,133
Wages and benefits		397,926	-	397,926
		9,158,856	1,529,692	10,688,548
Proceeds of partial disposition	(Note 6(b))	-	(1,615,217)	(1,615,217)
Writedown of carrying costs	(Note 6(b))	-	(2,344,086)	(2,344,086)

Balance, August 31, 2009		$45,918,476	$1,103,033	$47,021,509

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the six months ended August 31, 2009

6.

RESOURCE PROPERTIES AND DEFERRED COSTS (continued)

a)

Sabodala gold project, Senegal

In October 2004, the Company was awarded an exploration concession in Senegal known as the Sabodala Project. The concession grants the Company the sole right to acquire a 100% interest in the project. The Sabodala Project is held by Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company domiciled in the Republic of Panama. The Company provides exploration and management services to OJVG.

OJVG was incorporated in August 2006 in anticipation of the completion of an initial expenditure obligation, and in December 2006 SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the Sabodala Project. Under the terms of a prior agreement which has been superseded by the establishment of OJVG, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. Following the completion of the US$8 million obligation in October 2006, SHL and Bendon are required to fund further exploration and related costs of the Sabodala Project equally; Badr has a free carried interest through the commencement of production. During the period ended August 31, 2009, the joint venture incurred total exploration and related costs of $16,129,112 of which the Company’s share was $8,064,556, exclusive of $1,094,300 paid by the Company to Bendon for corporate services associated with the project not chargeable to the joint venture.

b)

Santa Rosa oil and gas project, Argentina

On May 2, 2008 the government of the Province of Mendoza issued Decree 1018/2008 which under the jurisdiction of the Province of Mendoza formally granted exploration and exploitation rights to the Company’s Argentinean subsidiary, EOSA, over certain oil and gas exploration interests in the Province of Mendoza in central Argentina (the “Santa Rosa Property”) which since 2001 had previously been the subject of an approved bid with the federal government of the Republic of Argentina. Pursuant to the decree EOSA was committed to incur exploration expenditures of a minimum US$600,000 by May 1, 2011; this has occurred.

The Company’s exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered.

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Otto Energy Ltd. (“Otto”), a corporation whose shares trade on the Australian Stock Exchange, whereby Otto could acquire a 32.48% interest in the Santa Rosa Property by contributing US$1,400,000 to exploration and development of the project, following which the joint venture partners are to fund ongoing expenditures pro rata to their interests. The LOI was superseded in December 2008 by the settlement and execution of various formal agreements incorporating the terms of the LOI. On May 4, 2009 Otto paid the US$ 1,400,000, translated as $1,649,340 and acquired its 32.48% interest in the Santa Rosa project by acquiring that per cent interest in the shares of Cynthia Holdings Limited (“Cynthia”) which in turn owns all the shares of EOSA, which holds the hydrocarbon rights granted under Decree 1018/2008.

At the date of acquisition the net assets of Cynthia and its subsidiary EOSA totaled $3,822,723 made up of net current assets of $105,059 and Santa Rosa project costs of $3,717,665. During the period from Otto becoming a shareholder of Cynthia to August 31, 2009 the joint venture incurred further deferred costs totaling $2,317,103 ascribed to the Company as to $1,564,508 and to Otto as to $752,595.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the six months ended August 31, 2009

6.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

In July 2009 the Santa Rosa project joint venture drilled a wildcat test well at the first selected location on the concession. The well reached a total depth of 1,270 meters in basement rocks and did not encounter hydrocarbons. Exploraciones Oromin S.A. has not abandoned the Santa Rosa oil and gas play. However, the Company has recognized that the dry hole is indicative of probable impairment of the carrying costs of the Santa Rosa project, and has written down the costs of its investment in this project with the exception of the most recent acquisition, tenure and exploration bond costs, which total $1,103,033. This amount represents the Company’s estimate of the fair value of its ongoing tenure of this very large 7,694 km2 exploration concession. Exploraciones Oromin S.A.’s drilling expenditure through July 2009 has met the requirements, with the exception of annual tenure maintenance payments, to hold the tenure for a six year period ending April 2014.

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Authorized
An unlimited number of common shares without par value

Balance as at February 28, 2009	66,067,606	$58,528,199	$8,475,106
Issued for cash pursuant to private placement	28,571,429	20,000,000	-
Less: Share issue costs	-	(1,748,366)	-
Issued for cash on exercise of stock options	3,000	1,050	-
Transfer of contributed surplus on option exercise		713	(713)
Stock-based compensation	-	-	2,456,418
Balance as at August 31, 2009	94,642,035	$76,781,596	$10,930,812

8.

WARRANTS

As at August 31, 2009, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date
	$
540,000	2.75	November 15, 2009
2,700,000	3.30	* November 15, 2009
900,000	3.30	November 26, 2009

4,140,000

* These warrants are subject to accelerated conversion provisions under certain circumstances.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the six months ended August 31, 2009

9.

STOCK OPTIONS

As at August 31, 2009, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date
	$
75,000	0.40	June 1, 2010
84,000	0.35	July 12, 2010
300,000	0.70	September 15, 2010
75,000	2.79	October 1, 2010
100,000	0.80	November 22, 2010
1,621,000	1.90	February 15, 2011
20,000	2.02	April 21, 2011
100,000	2.13	May 4, 2011
70,000	2.04	January 9, 2012
200,000	2.80	April 20, 2012
85,000	2.91	May 8, 2012
100,000	2.91	May 9, 2012
75,000	3.40	March 1, 2013
2,320,000	3.25	March 26, 2013
250,000	3.00	May 14, 2013
3,870,000	1.12	July 10, 2014

9,345,000

The options expiring in July 2014 were granted and vested during the current period and stock-based compensation expense was recognized in the amount of $2,456,418 with a corresponding credit to contributed surplus as set out in Note 7. The fair value of the options was estimated using the Black-Scholes option pricing model, with the assumptions volatility 70 per cent, risk-free equivalent yield 0.024 per cent and no dividends.

10.

RELATED PARTY TRANSACTIONS

	2009	2008

Professional and consulting fees	258,540	147,068
Salaries and benefits	322,560	86,100
Accrual for indemnification	232,196	-

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Included in accounts payable and accrued liabilities at August 31, 2009 is $338,527 (February 28, 2009 - $114,938) due to directors and companies with common directors. This amount includes $232,196 in respect of an indemnification to a senior officer and director for certain income tax costs payable by him in 2010 in respect of placing free trading shares and acquiring private placement shares in substitution.  The related cost has been charged to share capital as a share issue cost.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the six months ended August 31, 2009

11.

SEGMENTED INFORMATION

The Company has one operating segment, the exploration of resource properties. The Company’s resource properties and equipment and fixtures are located in the following geographic areas:

	August 31, 2009	February 28, 2009

Senegal	$45,918,476	$36,759,620
Argentina	1,103,033	3,532,644
Canada	188,376	213,463

	$47,209,885	$40,505,727

Form 52-109F2

Certification of interim filings - full certificate

I, Chet Idziszek, Chief Executive  Officer of Oromin Explorations Ltd.,  certify the following:

1.

Review:I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Oromin Explorations Ltd.  (the “issuer”) for the interim period ended August 31, 2009.

2.

No misrepresentations:Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation:Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

5.2

N/A

5.3

N/A

6.

Reporting changes in ICFR:The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2009 and ended on August 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: October 15, 2009

“Chet Idziszek”

Chet Idziszek

Chief Executive Officer

2

Form 52-109F2

Certification of interim filings - full certificate

I, Ian Brown, Chief Financial Officer of Oromin Explorations Ltd., certify the following:

1.

Review:I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Oromin Explorations Ltd.  (the “issuer”) for the interim period ended August 31, 2009.

2.

No misrepresentations:Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation:Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

5.2

N/A

5.3

 N/A

6.

Reporting changes in ICFR:The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2009 and ended on August 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: October 15, 2009

“Ian Brown”

Ian Brown

Chief Financial Officer

2

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
October 19, 2009	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN CONTINUES STRATEGIC PLANNING

FOR DEVELOPMENT AT SABODALA

Oromin Explorations Ltd. (“Oromin”) reports that concurrently with engineering optimization studies and ongoing exploration, it is continuing with strategic planning for the development of the Sabodala property.  As a part of this planning process, Oromin is presently interviewing financial advisors to assist it with its funding obligations as part of Oromin Joint Venture Group Limited (“OJVG”).

Oromin and its partners in OJVG have applied to the Government of Sénégal for a mining licence at Sabodala and OJVG is committed to advancing the development of Sabodala in the shortest practical time frame.

The Sabodala gold district hosts greater than 10 million ounces of resources, including OJVG’s global mineral inventory of almost 3 million ounces, and has significant potential for expansion.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

October 21, 2009

Item 3.

Press Release

October 19, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

Corporate update of the Issuer’s Sabodala Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 21st day of October, 2009.

OROMIN EXPLORATIONS LTD.

By:	“J. G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com
October 19, 2009	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN CONTINUES STRATEGIC PLANNING

FOR DEVELOPMENT AT SABODALA

Oromin Explorations Ltd. (“Oromin”) reports that concurrently with engineering optimization studies and ongoing exploration, it is continuing with strategic planning for the development of the Sabodala property.  As a part of this planning process, Oromin is presently interviewing financial advisors to assist it with its funding obligations as part of Oromin Joint Venture Group Limited (“OJVG”).

Oromin and its partners in OJVG have applied to the Government of Sénégal for a mining licence at Sabodala and OJVG is committed to advancing the development of Sabodala in the shortest practical time frame.

The Sabodala gold district hosts greater than 10 million ounces of resources, including OJVG’s global mineral inventory of almost 3 million ounces, and has significant potential for expansion.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.